# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: GeoPark Limited, CIK 0001464591
CUSIP: G38327105
Title of class of securities: Common shares, par value US$0.001 per share
Address of issuer's principal executive offices: Calle 94 No 11-30, 8 Piso, Bogota, Colombia (F8), 00000
Date of event which requires filing of this statement: 10/22/2025
Filed by CIK 0001506666
Persons authorized to receive notices and communications: Cameron Grainger, 585 8th Av. SW, 2700 Eighth Avenue Place, West Tower, Calgary, Alberta Canada (A0), T2P 1G1, (403) 237-1708

## Reporting persons
- Parex Resources Inc. (CIK 0001506666): type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); source of funds: working capital (WC); sole voting power 6,084,986; shared voting power 0; sole dispositive power 6,084,986; shared dispositive power 0; aggregate amount beneficially owned 6,084,986 (11.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares, par value US$0.001 per share
Name of issuer: GeoPark Limited
Address of issuer's principal executive offices: Calle 94 No 11-30, 8 Piso, Bogota, Colombia (F8), 00000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D (this "Statement") is being filed by Parex Resources Inc. (the "Reporting Person"). The additional information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.
Residence or business address: The Reporting Person's principal executive offices are located at 585 8th Av. SW, 2700 Eighth Avenue Place, West Tower, Calgary, Alberta T2P 1G1. The additional information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.
Present principal occupation or employment: The Reporting Person is an independent oil and gas company with operations based in Colombia, focusing on sustainable conventional production. The Reporting Person's common shares trade on the Toronto Stock Exchange under the symbol PXT. The additional information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.
Criminal convictions in the last five years: The Reporting Person and the individuals listed on Schedule A hereto have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person and the individuals listed on Schedule A hereto have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information disclosed under Item 4 below is hereby incorporated by reference into this Item 3. The aggregate purchase price of the common shares (the "Common Shares") of GeoPark Limited (the "Company") reported herein as being beneficially owned by the Reporting Person was US$40,473,512. The Common Shares beneficially owned by the Reporting Person were purchased using funds out of its working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 29, 2025, the Reporting Person issued a press release publicly announcing that it had submitted a proposal (the "Proposal") to the Board of Directors (the "Board") of the Company to acquire all of the outstanding common shares of the Company for US$9.00 per share in cash (the "Proposed Transaction"). The Reporting Person also announced that it beneficially owns 11.8% of the Common Shares. The foregoing summary of the press release is not intended to be complete and is qualified in its entirety by reference to the full text of the press release, which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

In addition, on October 29, 2025, the Reporting Person posted a presentation describing certain terms and potential benefits of the Proposed Transaction. The foregoing summary of the presentation is not intended to be complete and is qualified in its entirety by reference to the presentation, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Neither the Proposal nor this Statement is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Company's securities.

The Reporting Person intends to review its investment in the Company on a continuing basis and, depending upon various factors, including without limitation, any discussions between the Reporting Person and the Board relating to the Proposal, the Company's financial position and strategic direction, overall market conditions, other investment opportunities available to the Reporting Person, and the availability of securities of the Company at prices that would make the purchase or sale of such securities desirable, the Reporting Person may: (i) increase or decrease its position in the Company through, among other things, the purchase or sale of securities of the Company, including through transactions involving the Common Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company in the open market or otherwise; (ii) enter into transactions that increase or hedge its economic exposure to the Common Shares without affecting its beneficial ownership of the Common Shares; (iii) requisition a special meeting of Company shareholders to replace all or part of the Board; or (iv) consider or propose one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

If the Proposed Transaction is consummated, it would result in, among other things, (i) the acquisition by the Reporting Person of additional securities of the Company, (ii) a change of control of the Company, (iii) a change in the board of directors or management of the Company, (iv) the de-listing of the Common Shares from the New York Stock Exchange, and (v) the de-registration of the Common Shares under the U.S. Securities Exchange Act of 1934, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the Common Shares that are beneficially owned by the Reporting Person and as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth on the cover page of this Statement, and such information is incorporated herein by reference. The percentage used herein is calculated based on an aggregate of 51,567,663 Common Shares outstanding as of June 30, 2025, based on the information contained in the Company's Interim Condensed Consolidated Financial Statements for the three and six-month periods ended June 30, 2025 and 2024, included in the Company's Form 6-K dated August 5, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Item 5(a) of this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Information concerning the Common Shares purchased by (or on behalf of) the Reporting Person during the 60-day period prior to this filing is set forth in Schedule B hereto and is incorporated herein by reference. Except as described in Schedule B, none of the Reporting Person nor any person listed in Schedule A has effected any transactions in the Common Shares during such 60-day period.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1: Schedule A to Item 2 of this Statement

Exhibit 99.2: Press Release of the Reporting Person, dated October 29, 2025

Exhibit 99.3: Presentation of the Reporting Person, dated October 29, 2025

Exhibit 99.4: Schedule B to Item 5 of this Statement

## Signatures
- Parex Resources Inc.: /s/ Cameron Grainger, Cameron Grainger (10/29/2025)